September 23, 2005


Mail Stop 4561


William C. Stone
Chief Executive Officer and Chairman of the Board
SS&C Technologies, Inc.
80 Lamberton Road
Windsor, CT 06095

Re: 		SS&C Technologies, Inc.
Preliminary Merger Schedule 14A filed August 25, 2005
File No. 0-28430

Schedule 13E-3 filed August 25, 2005
File No. 5-48469

Dear Mr. Stone:

      We have reviewed the filings above and have the following comments. We have limited our review to the terms of the transaction and related matters. Where indicated, please amend your filings in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Merger Schedule 14A Filed August 25, 2005

Summary Term Sheet, page 1

1. In the forepart of this section, please identify, under an appropriate heading, each filing person and describe what each filing person will receive in the merger. For example, while you state Mr.
Stone will receive 31% of the outstanding equity of Sunshine Acquisition Corporation and management as a whole will hold 33.9% as stated on page 46, please describe the anticipated percentage of ownership in the surviving company for each filing person.

2. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the front of the proxy
statement, immediately following the Summary Term Sheet.
Currently,
this section starts on page 17 of your proxy.  See Rule 13e-
3(e)(1)(ii).   Please revise accordingly.

Required Vote, page 2

3. Revise to indicate that the transaction is not subject to a vote
of a majority of the unaffiliated shareholders.   Similarly,
please
revise the fourth Q&A on page 10.

4. Please consider adding a chart following the Summary Term Sheet to depict the transactional structure and the relationships among the key parties to the transaction and significant owners of the company, including such parties as Mr. William C. Stone, the current SS&C executive officers, Sunshine Acquisition Corporation, Sunshine Merger
Corporation and The Carlyle Group and its affiliates. Providing this diagram will assist readers in understanding the disclosure, and particularly the defined terms that follow in the document.

Term Sheet

What You Will Receive in the Merger, page 3
5. Revise to briefly disclose what the going private consideration represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated figure reflecting or disproportionate to the market or future projected value of the company.

Financing, page 3
6. We note the description of your debt financing and your receipt of
a debt commitment letter which proposes to provide you with (a) up to
$350 million of senior secured credit facilities and (b) up to
$205
million of unsecured senior subordinated loans under a bridge facility. Since a majority of the planned financing will be made possible through incurring new indebtedness that may leave the company highly leveraged or arguably with impaired capital or without the ability to pay its debts as they become due, please provide us with an analysis as to why the transaction presents only a remote risk that it will be viewed as an improper dividend or a fraudulent conveyance.  Consider whether it is appropriate to disclose risks to
shareholders receiving cash payments as a result of state law rights
of creditors to challenge these cash distributions.   Further,
please
explain to us the extent of any deliberation the independent committee and board allocated to obtaining a solvency opinion from an independent financial advisor.

Special Note Regarding Forward-Looking Statements, page 13
7. In the forepart of the annual and quarterly reports that you incorporate by reference, your disclosure states that these reports
"contain" or "may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and
Section 27A of the Securities Act of 1933." Section 27A(b)(1)(E) of the Securities Act of 1933 and Section 21E(b)(1)(E) of the Securities
Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a going-private transaction. Please revise to include a statement both here and on page 81 under the caption, "Incorporation by Reference" to affirmatively disclaim any references to the PLSRA in incorporated documents regarding this going private transaction.

Solicitation of Proxies, page 16
8. We note that through your paid solicitor, Georgeson Shareholder Communications, Inc., your directors, officers and employees, proxy solicitation may occur by telephone, facsimile, other electronic means or in person. Please describe what you mean by "other electronic means" and describe briefly any plans to solicit proxies via the Internet. In addition, be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

9. Further, please provide the material features of any contract
or
arrangement with Georgeson Shareholder Communications.   Refer to
Item 14 of Schedule 13E-3, Item 1009 of Regulation M-A, and Item
4(a)(3) of Schedule 14A.
Special Factors
Background of the Merger, page 17

10. Please expand your background disclosure to clarify when the possibility of going private first arose. For example, it appears that Mr. Stone`s initial solicitation of America`s Growth Capital in
April 2005 led to a contact with Carlyle sometime in April 2005. Discussions followed that appear relevant to the transaction that transpired prior to his report and discussions with the SS&C board.
See Item 1005(c) of Regulation M-A. Please also clarify the level of negotiations Mr. Stone entered into and agreed to with Carlyle on June 1, 2005 and when Mr. Stone first agreed to serve in a continuing capacity with SS&C after the merger.

11. Please revise to identify the "well known equity firm
[referred
to as Firm X] with expertise in SS&C`s industry" that both Mr.
Stone
and SunTrust Robinson Humphrey negotiated or tell us why you do not
believe the identity of this alternative purchaser is required. Further, please tell us whether these negotiations including any presentations regarding Firm X`s specific offer price of $36 per share were made in writing or orally and whether these discussions fall within the scope of Item 1015(a) of Regulation M-A.
12. We note your discussions with potential purchasers appeared to have ceased after July 27, 2005 because you received no definitive expressions of interest. Referring to this discussion on page 22, please revise to discuss the negotiations with "other potential purchasers" and describe what constitutes a "definitive expression of interest." For example, does your reference to an expression of interest equate to a firm offer as described in paragraph (viii) of
Instruction 2 to Item 1014 of Regulation M-A?
13. We note your discussion of the August 25, 2005 amendment to the
merger agreement on page 23.   Please revise your disclosure here
or
in the next section regarding reasons for the merger to explain the purpose behind the cash-out of the holders who have fewer than 100 options, as opposed to the "mirror issuance" in Sunshine Acquisition for option holdings exceeding that amount?
Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors, page 23
14. The factors set forth in Instruction 2 to Item 1014 of Regulation
M-A, including book value, going concern value and liquidation value, are generally relevant to the fairness of the consideration offered in a going private transaction. If any of the listed factors were not considered, or were considered but not deemed relevant in the context of this transaction, this decision may be material to shareholders` understanding of the transaction. See Question and Answer Nos. 20 and 21 in Exchange Act Release No. 17719 (April 13,
1981). Please revise your disclosure to address all of the listed factors, or to explain why they are not relevant in the context of this transaction.

15. Additionally, we note that the independent committee considered the opinion of SunTrust Robinson Humphrey, which analyzed certain methodologies, such as discounted cash flows, peer group comparisons to selected publicly traded reference companies and premiums paid in rendering its fairness determination. It appears unclear, however, whether the independent committee adopted SunTrust Robinson Humphrey`s analyses and conclusions on these substantive factors. Please revise or advise.
16. The discussion in this section should more clearly identify beneficial and detrimental effects of the transaction as they relate to the unaffiliated shareholders and the affiliated shareholders, i.e., executive officers. Please refer to Item 1013(d) of Regulation
M-A. While we note that you differentiate a position of fairness of
Mr. Stone, Sunshine Acquisition Corporation and Sunshine Merger Corporation on page 34 versus all other unaffiliated shareholders here, please revise your disclosure to separately address the effects of this transaction on affiliated shareholders that are not engaged as principals in the current transaction.

17. We note the second bullet point on page 23 highlights the proposed cash consideration as representing a significant premium to
your average closing price for different periods.   Please revise
your risk disclosure on page 26 to discuss whether the independent committee and board considered the high-end of SunTrust Robinson Humphrey`s discounted cash flow valuation of $42.86 per share which would reflect no premium and your recent historical closing price quote of $34.42 on July 12, 2005 which would reflect only a modest premium.

18. Please revise the fourth bullet point on page 24 to provide greater detail as to what your independent committee and full board believed constituted other reasonable alternatives. If no reasonable alternative existed at the time of the fairness determination or the board and/or independent committee failed or was unable to pursue any reasonable alternatives, so state.

19. Please clarify the fifth bullet point under the subcaption procedural safeguards on page 25 to quantify what you mean "by approval of holders or a significant number of shares unaffiliated with Carlyle and Mr. Stone." It appears that the independent committee did not consider a vote of unaffiliated voters to be a factor in its fairness determination, yet only a small minority of unaffiliated voters along with Mr. Stone can secure a vote "FOR" the merger.

20. Please revise your disclosure in your seventh bullet point on page 24 to clarify how your "business, financial performance and condition, operations and prospects weighed in favor of or against determining that this transaction was fair. Specifically, we note you announced record results for fiscal quarter ended June 30, 2005 included a 66% increase in total revenues, a 136% increase in outsourcing revenues and a 49% increase in net income from fiscal quarter ended June 30, 2004.

21. Please refer to the last full paragraph on page 26 and revise your disclosure to clarify whether the entire board adopted the analyses made and conclusions reached by the independent committee as its own in rendering its own fairness determination. Please note that to the extent the board has not adopted the independent committee`s analyses and conclusions in full or in part, you should revise your disclosure to independently address what consideration your board gave to each of the substantive factors set forth in Instruction 2 to Item 1014 of Regulation M-A, as well as each of the procedural factors set forth in Items 1014(c) through (f), in rendering the full board`s fairness determination.

Opinion of Financial Advisor to the Independent Committee, page 27

General

22. Please revise to disclose your prior existing relationship with
SunTrust Robinson Humphrey in greater detail to provide adequate background information to shareholders when reviewing this fairness opinion. In this discussion, revise to discuss the amounts actually paid to SunTrust Robinson Humphrey, the basis on which the amounts paid were computed and your basis for which you assert these amounts were customary. Refer to Item 1015(b)(4) of Regulation M-A.

Material and Information Considered with Respect to the Merger, page
27

23. We note your disclosure on page 28 stating that regarding the SS&C financial projections, senior management of SS&C reasonably prepared and reflected the best available estimates and judgments in
providing this advice to SunTrust Robinson Humphrey.   Please
clarify
whether the independent committee reviewed, for accuracy and completeness, these materials and whether the independent committee found SunTrust Robinson Humphrey`s reliance on those materials to be reasonable.

Position of William C. Stone as to Fairness, page 34

24. We note your disclosure that Mr. Stone concluded that the merger is procedurally fair to the shareholders. Considering Mr. Stone`s significant 26.5% interest in SS&C Technologies as of July 31, 2005, clearly disclose how such a fairness conclusion was reached in light of the fact that the merger is not conditioned upon the approval of a majority of the unaffiliated shareholders, which would exclude Mr. Stone`s holdings. Please refer to Question and Answer No. 21 in Exchange Act Release No. 17719 (April 13, 1981).

Purposes, Reasons and Plans for SS&C After the Merger, page 27

25. Referring to the third full paragraph of this subsection, please revise your disclosure to quantify the related direct and indirect costs associated with having publicly traded equity securities.




Litigation Related to the Merger, page 48
26. Please provide us with a copy of the class action complaints filed on July 28, 2005 and August 3, 2005. Additionally, provide any answer or material pleadings.

Certain Projections, page 48

27. We note you provided Sunshine Acquisition Corporation with your budget plan for 2005 and certain non-public projections of your operating performance. We further note that SunTrust Robinson Humphrey provides certain Internal Plan financial projections on pages 14 and 20-22 in its July 28, 2005 presentation to the independent committee filed as Exhibit 99(C)(4). Please provide us with a copy of the budget plan for fiscal 2005 and any other financial projections provided to SunTrust Robinson Humphrey or Sunshine Acquisition not included as an Exhibit. Ensure that your disclosure summarizes "all" of the material projections that were presented to SunTrust Robinson Humphrey and Sunshine Acquisition.

Material U.S. Federal Income Tax Consequences, page 51

28. Please revise your discussion of material tax consequences to note the differing tax consequences of this transaction pursuant to the August 25, 2005 amendment to the merger agreement. It appears that all outstanding options will become fully vested, immediately exercisable and converted into options to acquire shares of Sunshine
Acquisition Corporation common stock.  On the other hand, the options
of non-employee directors, certain individual option holders identified by Sunshine Acquisition Corporation and holders of options convertible into fewer than 100 shares will be terminated in exchange
for a payment equal to the number of shares of common stock
subject
to the option multiplied by the amount by which cash consideration to
be paid exceeds the exercise price of the option.   Please refer
to
Item 1013(d) of Regulation M-A.

29. Please delete the statement in the third paragraph that this tax consequence disclosure is "only a general summary." You must disclose a materially complete summary of the tax consequences and effects to you and stockholders as a result of the transaction. Selected Financial Information, page 71
30. Financial information has been incorporated by reference is response to Item 13 of Schedule 13E-3. Please provide complete summarized financial information as required by Instruction 1 to Item
13 of Schedule 13E-3. At present, the disclosure provided does not appear to include the information required by Item 1010(c)(2) of Regulation M-A and most of the information required by Item 101(c)(1)
of Regulation M-A. Refer to telephone interpretation H.7 in the July
2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer.

Security Ownership of Certain Beneficial Owners and Management,
page
74

31. Please revise footnote (3) to disclose the natural person or persons who hold the voting or dispositive power over the securities held by Barclays Global Investors and its affiliates. Refer to Rule
13d-3.

Certain Relationships and Related Transactions, page 76

32. Confirm that none of your executive officers including Mr. Stone hold employment or severance agreements that contain change-of-control clauses that will be triggered by this going-private transaction. Alternatively, please disclose the terms of such change-of-control provisions.
Appendix - Proxy Card

33. Please consider including the amount of cash consideration per share, $37.25, to be received by unaffiliated shareholders in Item 1 of the Proxy Card.


      *  *  *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management, and each additional filing person is in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company and each additional filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Neil Miller at (202) 551-3442 or Nicholas P. Panos, Special Counsel, Office of Mergers & Acquisition, at (202)
551-3266, if you have questions or comments. If you need further assistance, you may contact me at (202) 551-3730.


								Sincerely,



                        Mark P. Shuman
                        Branch Chief - Legal


cc:	John A. Burgess, Esq.
	James R. Burke, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
      60 State Street
	Boston, MA 02109
      Fax No.: (617) 526-5000

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SS&C Technologies, Inc.
PREM14A and 13e-3 Exam Report
September 23, 2005
Page 1